SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

SUMMA INDUSTRIES
(Name of Subject Company (issuer))

HABASIT HOLDING USA, INC.
HABASIT HOLDING AG
(Offerors)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.001 par value per share
(Title of Class of Securities)

86562T105
(CUSIP Number of Class of Securities)

Harry Cardillo
Secretary
Habasit Holding USA, Inc.
305 Satellite Boulevard
P.O. Box 80507
Suwanee, GA  30024
(800) 458-6431
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Justo Rodriguez, Esq.
Paul, Hastings, Janofsky & Walker, LLP
600 Peachtree St. NE, Suite 2400
Atlanta, GA 30308
(404) 815-2400

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$58,606,905	$6,270.94

*

Estimated for purposes of calculating the filing fee. The transaction value assumes the purchase of all 3,907,127 shares of common stock of Summa Industries outstanding at a purchase price of $15.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million dollars of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$6,270.94
	Form or Registration No.:	Schedule TO
	Filing Parties:	Habasit Holding USA, Inc. and Habasit Holding AG
	Date Filed:	September 8, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2006 as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO originally filed with the SEC on September 26, 2006 (the “Schedule TO”) by Habasit Holding USA, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Habasit Holding AG, a company formed under the laws of Switzerland (“Habasit” or “Parent”), and Habasit relating to the offer by the Purchaser to purchase all of the common stock of Summa Industries (“Summa”), $0.001 par value per share (“Shares”), at $15.00 per Share pursuant to the terms and conditions set forth in the Offer to Purchase, dated September 8, 2006, attached to the Schedule TO as Exhibit (a)(1)(A) (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), attached to the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements to either, collectively constitute the “Offer.”  The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 4 and 11 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as set forth below.

The Offer expired at 12:00 midnight, New York City time, on Friday, October 6, 2006.  According to the report of the Depositary for the Offer, approximately 3,680,631Shares were validly tendered in the offer and not withdrawn, including 23,091 Shares subject to guaranteed delivery, representing approximately 92.5% of the outstanding Shares.  The Purchaser has accepted for payment all Shares validly tendered and not withdrawn in the Offer.  The Purchaser will promptly pay the offer price of $15.00 net per Share in cash, without interest, to all stockholders whose Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer on October 6, 2006, and in the case of Shares tendered by guaranteed delivery procedures, will pay promptly after timely delivery of such Shares and required documentation.

On October 10, 2006, the Purchaser, Habasit and Summa issued a joint press release, a copy of which is included as Exhibit (a)(5)(A) hereto and incorporated herein by reference, announcing completion of the Offer.

Item 12.  Exhibits

Exhibit Number	Description
(a)(5)(A)*	Joint press release dated October 10, 2006.

* incorporated by reference to exhibit (a)(5) to Amendment No. 2 to the Schedule 14D-9 filed by Summa with the SEC on October 10, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HABASIT HOLDING AG

By:	/s/ Giovanni Volpi

Name:	Giovanni Volpi
Title:	Chief Executive Officer

Date:	October 10, 2006

HABASIT HOLDING USA, INC.

By:	/s/ Harry Cardillo

Name:	Harry Cardillo
Title:	Secretary

Date:	October 10, 2006

Exhibit Number	Description
(a)(5)(A)*	Joint press release dated October 10, 2006.

* incorporated by reference to exhibit (a)(5) to Amendment No. 2 to the Schedule 14D-9 filed by Summa with the SEC on October 10, 2006.